SUTCLIFFE RESOURCES LTD.

FORM OF PROXY

Solicited by Management for the Annual Meeting to be held on January 30, 2006

     I, __________________________ of __________________________, being a shareholder of Sutcliffe Resources Ltd., hereby appoint Laurence Stephenson our President of White Rock, British Columbia, or, failing him, Glen J. Indra, one of our directors of Vancouver, British Columbia, or, instead of either of the foregoing, __________________________ of __________________________, as my proxy, with full power of substitution, to attend and act and vote for me and on my behalf at the annual meeting of the shareholders of Sutcliffe Resources Ltd. to be held on January 30, 2006 and at any adjournment thereof and at every poll that may take place in consequence thereof. Without limiting the general powers conferred, I hereby direct the said proxy to vote the shares represented by this proxy as follows, on the following matters, namely:

1.	FOR [ ] or AGAINST [ ] the resolution fixing the number of directors to be elected at the meeting at four (4) members;

2.

FOR [ ] or WITHHOLD FROM VOTING FOR [ ] the election as directors for the ensuing year of the three (3) nominees proposed by management in our information circular – proxy statement dated December 30, 2005;

3.	FOR [ ] or WITHHOLD FROM VOTING FOR [ ] the appointment of Gordon K.W. Gee Ltd., Chartered Accountants, as our auditors and to authorize the directors to fix their remuneration as such; and

4.
At the discretion of the said proxy upon any amendment or variation of the above matters or any other matter that may properly be brought before the meeting or any adjournment thereof in such manner as such proxy in his sole judgment may determine.

I hereby revoke any proxies heretofore given.

Your shares will be voted as directed in the boxes provided above or, if no direction is given, be voted in favour of each of the above matters. You have the right to appoint a person, who need not be a shareholder, to attend and to act for you at the meeting, other than the persons designated above. To exercise such right, the names of the persons designated by management should be crossed out and the name of the shareholder’s appointee should be legibly printed in the blank space provided.

This solicitation is made on behalf of our management.

DATED this _______________ day of _______________, 2006.
_________________________________
Signature of shareholder

_________________________________
Name of shareholder (please print)

NOTES:

1.	If you are a corporation, your corporate seal must be affixed or this form of proxy must be signed by a duly authorized officer or attorney of the corporation.

2.	If you are executors, administrators, trustees, etc. you should indicate your capacity.

3.	This form of proxy must be dated and the signature of the proxy should be exactly the same as the name in which the shares are registered.

4.

This proxy will not be valid and will not be acted upon or voted unless it is signed and dated and delivered to the attention of our President, c/o Computershare Trust Company of Canada, 510 Burrard Street, 2nd Floor, Vancouver, British Columbia V6C 3B9, not less than 24 hours before the time for holding the meeting or any adjournment thereof.